SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                  SCHEDULE TO/A
                                (Rule 14D - 100)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                            -------------------------

                                 AMENDMENT NO. 2
                            -------------------------
                          PULASKI FURNITURE CORPORATION
                            (Name of Subject Company)
                            -------------------------
                               Pine Holdings, Inc.
                             Pine Acquisition Corp.
                              Quad-C Partners V, LP
                          Pulaski Furniture Corporation
                              Randolph V. Chrisley
                                 Ira S. Crawford
                                 Jack E. Dawson
                                 James S. Dawson
                                 James H. Kelly
                                 Paul T. Purcell
                                 James W. Stout
                                 John G. Wampler
                             Raymond E. Winters, Jr.
                                 Carl W. Hoffman
                            (Names of Filing Persons)

                                  Common Stock
                         (Title of Class of Securities)

                                    745553107
                      (CUSIP Number of Class of Securities)
                            -------------------------

       Harry H. Warner                    Anthony R. Ignaczak                      John G. Wampler
Pulaski Furniture Corporation              Pine Holdings, Inc.              Pulaski Furniture Corporation
      One Pulaski Square               c/o Quad-C Management, Inc.               One Pulaski Square
       Pulaski, VA 24301                  230 East High Street                    Pulaski, VA 24301
                                        Charlottesville, VA 22902
                                             (804) 979-2070

            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                            -------------------------
                                    Copy to:

C. Porter Vaughan, III, Esq.               John M. Reiss, Esq.                    William R. Waddell, Esq.
     Hunton & Williams                     Gregory Pryor, Esq.              McGuire, Woods, Battle & Boothe LLP
      Riverfront Plaza                      White & Case LLP                         World Trade Center
    951 East Byrd Street               1155 Avenue of the Americas                        Suite 9000
      Richmond, VA 23219                 New York, New York 10036                    101 West Main Street
                                              (212) 819-8200                           Norfolk, VA 23510

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/X/ third-party  tender offer subject to Rule 14d-1.
/ / issuer tender offer subject to  Rule  13e-4.
/X/ going-private  transaction  subject  to Rule  13e-3.
/X/ amendment  to Schedule  13D under Rule  13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO"), which relates to the offer by Pine Acquisition, Corp. (the "Purchaser"), a Virginia corporation, a direct wholly owned subsidiary of Pine Holdings, Inc. ("Parent"), a Virginia corporation, to purchase all of the issued and outstanding shares of common stock of Pulaski Furniture Corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of December 15, 1997 and amended as of March 29, 2000, by and between the Company and First Union National Bank, as Rights Agent (such common stock and preferred stock purchase rights are referred herein together as the "Common Stock"), at a price of $22.50 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

Item 8.   Interest in Securities of the Subject Company.

Item 8 is hereby amended to add at the end thereof the following:

         "The Offer expired at 12:00 midnight, New York City time, on Friday, May 5, 2000. Based on preliminary information provided by the Depositary, a total of 2,025,168 shares of Common Stock (including 170,343 shares of Common Stock subject to guarantees of delivery) have been validly tendered pursuant to the Offer.

         Parent and the Purchaser have been informed by the Company's transfer agent that the number of issued and outstanding shares of Common Stock as of May 5, 2000, the date of the expiration of the Offer, was 2,896,425. Accordingly, the percentage of shares of Common Stock that were tendered pursuant to the Offer is 69.9%.

         Subject to satisfaction of the requirements of the Virginia Stock Corporation Act ("VSCA"), at the relevant time Parent intends to cause the Purchaser to merge with and into the Company, resulting in the Company becoming an indirect wholly owned subsidiary of Parent. In the merger, each outstanding share of Common Stock (other than shares of Common Stock held by Parent, the Company or any of their respective subsidiaries) will be converted into the right to receive $22.50 per share of Common Stock in cash and without interest."

Item 11.  Additional Information.

         Item 11(b) is hereby amended by adding at the end thereof the following:

         On May 8, 2000, Parent issued a press release announcing that the Offer had expired at 12:00 midnight, New York City time, on Friday, May 5, 2000. A copy of the press release is attached hereto as Exhibit (a)(13) and is incorporated herein by reference.

Item 12. Exhibits.

         Item 12 is hereby amended and supplemented by adding the following:

  Exhibit No.                                         Description

 Exhibit (a)(13)                      Press   release   dated   May   8,   2000,
                                      announcing the expiration of the Offer.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2000                         PINE HOLDINGS, INC.


                                            By:   /s/  Anthony R. Ignaczak
                                               ---------------------------------
                                               Name:   Anthony R. Ignaczak
                                               Title:  President


Dated:  May 8, 2000                         PINE ACQUISITION, CORP.


                                            By:   /s/  Anthony R. Ignaczak
                                               ---------------------------------
                                               Name:   Anthony R. Ignaczak
                                               Title:  President


Dated:  May 8, 2000                         QUAD-C PARTNERS V, LP
                                               By Quad-C Advisors V, L.L.C., its
                                               General Partner


                                            By:   /s/  Anthony R. Ignaczak
                                               ---------------------------------
                                               Name:   Anthony R. Ignaczak
                                               Title:  Vice President


Dated:  May 8, 2000                         PULASKI FURNITURE CORPORATION


                                            By:   /s/ Harry H. Warner
                                               ---------------------------------
                                               Name:   Harry H. Warner
                                               Title:  Chairman of the Board


Dated:  May 8, 2000                               /s/ Randolph V. Chrisley
                                               ---------------------------------
                                               RANDOLPH V. CHRISLEY


Dated:  May 8, 2000                               /s/ Ira S. Crawford
                                               ---------------------------------
                                               IRA S. CRAWFORD


Dated:  May 8, 2000                               /s/ Jack E. Dawson
                                               ---------------------------------
                                               JACK E. DAWSON


Dated:  May 8, 2000                               /s/ James S. Dawson
                                               ---------------------------------
                                               JAMES S. DAWSON


Dated:  May 8, 2000                               /s/ James H. Kelley
                                               ---------------------------------
                                               JAMES H. KELLY


Dated:  May 8, 2000                               /s/ Paul T. Purcell
                                               ---------------------------------
                                               PAUL T. PURCELL


Dated:  May 8, 2000                               /s/ James W. Stout
                                               ---------------------------------
                                               JAMES W. STOUT


Dated:  May 8, 2000                               /s/ John G. Wampler
                                               ---------------------------------
                                               JOHN G. WAMPLER


Dated:  May 8, 2000                               /s/ Raymond E. Winters, Jr.
                                               ---------------------------------
                                               RAYMOND E. WINTERS, JR.


Dated:  May 8, 2000                               /s/ Carl W. Hoffman
                                               ---------------------------------
                                               CARL W. HOFFMAN

                                                                         (a)(13)

            Tender Offer for Pulaski Furniture Corporation Completed

     Pulaski, Virginia, May 8, 2000-Pine Holdings, Inc., a company organized by the existing management of Pulaski Furniture Corporation and Quad C, Inc. a financial investor, today announced that its tender offer for all outstanding shares of common stock of Pulaski Furniture Corporation (NASDAQ:PLFC), has expired. Pulaski is a leading manufacturer and importer of medium-priced residential furniture. Based on preliminary information provided by the Depositary, a total of approximately 2,025,168 shares of common stock (representing approximately 69.9% of the 2,896,425 outstanding shares of common stock) were validly tendered and accepted for payment. Such share amount includes 170,343 shares subject to guarantees of delivery. The tender offer for Pulaski, which commenced on April 7, 2000, expired at 12:00 midnight on May 5, 2000.

          Pine Holdings, Inc. intends to make prompt payment for the shares of common stock validly tendered pursuant to the tender offer. As required by the merger agreement between Pine Holdings and Pulaski, Pulaski will convene a meeting of its shareholders to approve the merger of Pulaski with and into a subsidiary of Pine Holdings. The required two-thirds vote to approve the merger is assured because, as a result of the tender offer, Pine Holdings and Pulaski's management together own approximately 77.5% of Pulaski's shares and those shares will be voted in favor of the merger.

          Prior to the merger, Pine Holdings may acquire additional shares of Pulaski's common stock through open market purchases or privately negotiated transactions.